EXHIBIT 1.1

AIR FRANCE – KLM

previously called société Air France

A French société anonyme with a share capital of EUR 2,289,759,903

Registered office: 2 rue Robert Esnault-Pelterie – 75007 Paris

ARTICLES OF INCORPORATION

TITLE I

FORM OF COMPANY, OBJECT,

NAME, REGISTERED OFFICE, TERM

Article 1

Form

The Company, whose form is that of a French société anonyme, or public limited company, shall be governed by the laws and regulations in force and by the present Articles of Incorporation.

Article 2

Purpose

In all countries, the Company’s purpose shall be:

1.	The acquisition of direct or indirect shareholdings in the capital of airline companies or of companies holding a majority of the share capital and voting rights of a company with an air transport operating licence issued pursuant to Article L. 330-1 of the french civil aviation code;

2.	The acquisition of direct or indirect shareholdings and any interest in any French or foreign companies whose activities are related to the air transportation business or in any other business tending to further its development, whether directly or indirectly, either alone or in the context of an association, cooperation, grouping or venture with any other persons or companies, and the carrying out, in any manner whatsoever, of the operations pertaining to its corporate purpose;

3.	The management of shares and securities, investment for its own account or for the account of third parties, by any means whatsoever, including by way of acquisition, capital increase, absorption or merger;

4.	The management of its own moveable and immoveable property, or of any property, regardless of the composition thereof, belonging to any individual or legal entity,

More generally, the Company may engage in any and all such financial, commercial and industrial transactions concerning personal and real property as may be related directly or indirectly, in whole or in part, to the above purpose or to any other similar or related purposes likely to further the Company’s expansion or development.

Article 3

Corporate name

The Company’s name is: AIR FRANCE – KLM.

Article 4

Registered Office

The registered office is located at 2 rue Robert Esnault-Pelterie – 75007 Paris.

In the event that the Board of Directors of the Company relocates the registered office, subject to the conditions laid down in law, the Board is authorised to amend the articles of incorporation accordingly.

Article 5

Term

The term of the Company is due to expire on 3 July 2045 unless dissolved before that date or the term is extended by a resolution compliant with the present articles of incorporation.

TITLE II

SHARE CAPITAL, SHARES

Article 6

Share capital

The share capital of the Company is set at EUR 2,289,759,903. It is divided into 269,383,518 shares each with a nominal value of EUR 8.50.

Article 7

Changes in share capital

(Increases, reductions, redemption)

The share capital of the Company may be increased, reduced or redeemed subject to the conditions laid down in law.

Article 8

Paying up of shares

Cash shares issued in order to increase the share capital of the Company must be paid up at the time of their subscription in an amount at least equal to one quarter of their nominal value and in the full amount of their premium, if a premium is due.

The difference shall be called up, on one or more occasions, by resolution of the Board of Directors, which shall determine the amount to be called up and the venue and date of the payments to be made.

Such calling up of capital shall be notified to the shareholders one month before the date set for each payment by means of an announcement placed in a publication authorised to carry legal notices at the location of the registered office of the Company, or by individually addressed registered letter.

Any delay in payment of the amounts due shall lead automatically and without requirement of formal notice to the addition of interest at the legal rate plus two percent per annum, calculated daily with effect from the due date, without prejudice to personal action at law which the Company may take against the defaulting shareholder and to the enforcement measures available in law.

Any subscription of shares on which the payment due has not been made at the time of their subscription may be considered null and void on expiry of a period of eight days from the sending of notice by registered letter, where such notice has not elicited a satisfactory response.

Article 9

Form of shares—Identification of shareholders

9.1	Form of shares

All shares shall be registered in the name of the holder up until such time as they are entirely paid up.

Shares, when fully paid up, may be registered or bearer shares, at the option of the holder, subject to the provisions of Articles 9.2, 9.3 and 9.4 hereinbelow.

The Company may impose a requirement to register shares in the names of the holders under the terms and conditions set forth in Article 9.4.

9.2	Shares must be registered in the names of the holders where the threshold of 2% of the share capital or voting rights is reached.

Any shareholder, whether alone or acting in conjunction with others, who comes to hold a number of shares or voting rights in the Company equal to or greater than 2% of the total number of shares or voting rights must, within five trading days from the date that the above equity threshold is reached, request that its stock be entered as registered shares. This obligation of registration applies to all shares already held and to those which may be acquired subsequently above the aforementioned threshold, for so long as the shareholder continues to hold equity at or above the threshold.

A copy of the request to register the shares in the name of the holder, including the information stipulated in Article 10 hereof, shall be submitted by letter sent registered or certified mail, return receipt requested, to the Company within fifteen days of the date on which the 2% threshold is reached.

Any shareholder whose equity holding falls below the threshold of 2% to which reference is made hereinabove is also bound to inform the Company of this fact within the same period of fifteen days, using the same means.

9.3	Lowering the threshold for the requirement to register stock to 10,000 shares by decision of the Board of Directors.

The Board of Directors may at any time resolve, at its sole initiative and in the light of information available to it, to lower the threshold for obligatory registration of stock from 2% of share capital to 10,000 shares.

Notwithstanding the above, where the threshold of 40% of share capital or voting rights is reached by shareholders other than French shareholders in the meaning of Article 14 of the Articles of Incorporation, and provided that it has not made use of the power to which reference is made in the preceding paragraph, the Board of Directors must resolve to lower the threshold from 2% to 10,000 shares. The obligation to impose mandatory registration of stock shall apply subject to the provisions of Article 9.2.

The extract from the minutes of meeting of the Board of Directors resolving to lower the threshold to 10,000 shares shall be published in the BALO (Bulletin des Annonces Légales et Obligatoires / Bulletin for judicial and mandatory notices), in at least one financial publication in the French language and in at least one financial publication in the English language.

9.4	Exclusive use of registered shares by decision of the Board of Directors

Notwithstanding the provisions contained in Articles 9.2 and 9.3, the Board of Directors may resolve at any time, at its sole initiative and in the light of information available to it, to impose the exclusive use of the registered form for all shares in the Company.

However, where the Company has published the announcement as provided by Article R. 360-2 of the Code of Civil Aviation in order to inform shareholders and the general public that shareholders other than French nationals in the meaning of Article 14 of the Articles of Incorporation hold, directly or indirectly, 45% or more of the share capital or voting rights in the Company, and, subject to the reservation that it must not have used the power to which reference is made in the preceding paragraph, the Board of Directors may resolve to impose exclusive use of the registered form for all shares in the Company.

The extract from the minutes of meeting of the Board of Directors resolving to impose exclusive use of the registered form for all shares in the Company shall be published in the BALO, in at least one financial publication in the French language and in at least one financial publication in the English language.

Within fifteen days of the publication of the above decision in the BALO, holders of bearer shares must request conversion of their shares to the registered form. Such conversion shall be carried out in accordance with the provisions of decree 55-1595 of 7 December 1955, as amended.

The extract from the minutes of meeting of the Board of Directors resolving to cease to impose the exclusive use of the registered form of shares in the Company shall be published in the same manner.

9.5	Election of domicile at the address of an authorised financial intermediary

Any shareholder subject to the obligation to register shares held in the Company and having neither registered offices nor elected domicile on French territory in the meaning of Article 102 of the French Code of Civil Law is bound to elect domicile at the address of an authorised financial intermediary and account holder domiciled in France and to inform the Company of such election without delay by letter sent registered or certified mail, return receipt requested.

This election of domicile may be carried out in valid manner by any intermediary registered on behalf of the third parties as specified in Article L. 228-1 of the French Code of Commercial Law.

Failing notification to the Company as stipulated hereinabove, or if incomplete or incorrect information is given despite a request to rectify the situation made by the Company by letter sent registered or certified mail, return receipt requested, those equity instruments granting rights to share capital immediately or at a future date and for which the aforementioned shareholder has been registered as an account holder shall be deprived of voting rights in any general meeting of shareholders held until such time as the situation is rectified; payment of the corresponding dividends shall also be deferred until that time.

9.6	Identification of shareholders

Any intermediary registered on behalf of an owner of shares without a domicile on French territory in the meaning of Article 102 of the French Code of Civil Law is bound, immediately on opening its account with the issuing company, with the latter’s authorised agent, or with the authorised financial intermediary and account holder, to declare its status as an intermediary holding securities on behalf of others.

9.6.1	Identification of holders of bearer shares

In order to identify the holders of bearer shares, the Company is entitled to request at any time of the bodies responsible for clearing securities the names of the persons or legal entities, the nationality, year of birth or of incorporation and address of the holders of equity instruments conferring voting rights in its general meetings of shareholders, whether immediately or at a later date, in addition to the quantity of stock held by each such holder, and where applicable, details of any restrictions possibly affecting the stock concerned.

In the light of the list supplied by the securities clearing body, the Company may request, either through that body or directly of the persons or legal entities shown on the list, where the Company feels they may be registered on behalf of others, information on the owners of the shares to which reference is made in the paragraph immediately above.

Those persons or legal entities are bound, where they are acting as intermediaries, to disclose the identity of the owners of the equity instruments.

9.6.2	Identification of holders of registered shares

In the case of registered shares granting rights to equity in the Company immediately or at a later date, intermediaries registered on behalf of others are bound, within ten business days of the request made by the Company or its authorised agent, it being possible to submit such request at any time, to disclose the identity of the owners of the shares concerned.

Where the stock takes the form of registered shares under administration, the intermediary approved by the Conseil des marches financiers (financial markets council) must declare its status as an intermediary holding securities on behalf of others.

9.6.3	Sanctions

Failing provision to the Company of the information specified in Articles 9.6.1 and 9.6.2, or in the event that the information provided is incomplete or incorrect, the sanctions for which Article L. 228-3-3 of the Code of Commercial Law provides may be applied.

Disqualification of stock for voting and entitlement to dividend payments as provided in Article L. 228-3-3 of the Code of Commercial Law shall become effective on expiry of a period of 15 days following the request to rectify the situation submitted by letter sent registered or certified mail, return receipt requested, or by any equivalent means, to the address shown in the share register or, where applicable, to the address where domicile has been elected in compliance with Article L. 360-1 of the Code of Civil Aviation.

Prior to the recording of proxies or votes in a general meeting of shareholders, intermediaries registered on behalf of other parties are bound, at the request of the Company, to supply a list of the non-resident owners of the shares to which the voting rights attach.

Votes or proxies entered by an intermediary which is either not declared as such or which has not disclosed the identities of the owners of the stock under the terms and conditions laid down in the previous paragraphs cannot be included in any count.

Article 10

Information to be given to the Company when registering stock

In order to allow the Company to ensure due observance of the rules laid down by Community regulations, international agreements and Title VI, Book III of the Code of Civil Aviation, any shareholder subject to an obligation to register stock is bound to provide the following details to the Company by letter or by fax at such time as the registration is requested:

a)	Private individuals

•	Name and address,

•	Nationality,

•	Number and type of stock acquired and the date of acquisition,

•	In the case of individuals whose domicile is not on French territory in the meaning of Article 102 of the Code of Civil Law, the name of the individual or legal entity in France acting as an approved financial intermediary at whose address they have elected domicile.

b)	Legal entities

•	Name and the address of the registered office,

•	Legal form of the entity,

•	Quantity and type of stock acquired and the date of acquisition,

•	The names and nationalities of the shareholders controlling directly or indirectly the legal entity in the meaning of Article L. 233-3 of the Code of Commercial Law,

•	In the case of legal entities whose domicile is not on French territory in the meaning of Article 102 of the Code of Civil Law, the name of the individual or legal entity in France acting as an approved financial intermediary at whose address they have elected domicile.

The information to be given under (a) and (b) above may be provided to the Company by any approved financial intermediary and, in the case of non-residents, by any registered intermediary in the meaning of Article L. 228-1 acting on their behalf.

Subject to the application of the final paragraph of the present Article, where the information specified at (a) and (b) hereinabove has not been provided or where the information provided is incomplete or incorrect, despite a request from the Company to rectify the situation, stock giving entitlement, whether immediately or at a later date, to equity in the Company and for which the intermediary is registered shall be disqualified for voting in any general meeting of shareholders held until the such time as the situation is rectified. In addition, dividend payments shall be deferred until that time.

Disqualification for voting and entitlement to dividend payments shall become effective on expiry of a period of 15 days following the request to rectify the situation made by letter sent registered or certified mail, return receipt requested, or by any equivalent means, to the address shown in the share register or, where applicable, to the address where domicile has been elected.

Where the date of acquisition of the stock is not specified, it shall be deemed to that on which the shares concerned were converted to registered form and none of the sanctions laid down in the preceding paragraphs shall be applied.

Article 11

Registration and assignment of shares (approval provisions)

Shares are entered in an account opened in the name of their owner in the books of the Company or its authorised agent or with an approved intermediary.

Title to stock entered on account may be conveyed by transfer between accounts. Entries on account, transfers and assignments shall be executed in accordance with the terms and conditions laid down by the laws and regulations in force.

If, in the light of the information available to it, the Company observes that over 45% of the share capital and voting rights is held directly or indirectly by shareholders other than French nationals in the meaning of Article 14 of the Articles of Incorporation, the Board of Directors may resolve that any acquisition of shares by a third party or a shareholder which would lead for the acquirer to an obligation to declare that a threshold of 0.5% of the share capital or voting rights, or any multiple of that percentage, has been reached, pursuant to Article 13 hereof, shall require approval to be given by the Board of Directors under the conditions and following the procedures laid down in law.

Article 12

Indivisibility of shares—Usufructuary ownership

1.	Shares are indivisible in the eyes of the Company.

Co-owners of shares, which are indivisible, shall be represented at general meetings of shareholders by one of their number or by a single authorised agent. In the event of disagreement, the authorised agent shall be appointed by a court of law at the request of the first co-owner to enter a petition.

2.	The voting rights attaching to shares shall be exercised by the usufructuary owner in ordinary general meetings of shareholders and by the bare owner in extraordinary general meetings.

Article 13

Equity threshold declarations

Without prejudice to the notification obligations contained in Article L. 233-7 of the Code of Commercial Law, any private individual or legal entity, whether acting alone or in conjunction with others, who comes to hold, whether directly or indirectly, 0.5% at least of the share capital or voting rights in the Company, or any multiple of that percentage, shall be bound to inform the Company by letter sent registered or certified mail, return receipt requested, within fifteen days of the date on which this equity threshold has been reached.

The declaration for which the preceding paragraph provides shall be repeated on each occasion that a further threshold of 0.5% of voting rights is reached, up to 50%.

The declarations specified in the two preceding paragraphs shall also be made in the event that such a threshold is reached due to a reduction in the holding.

For the purposes of determination of whether the thresholds hereunder have been reached, voting rights attaching to shares deemed to be shares held under the provisions of Article L. 239-9 of the Code of Commercial Law shall be included.

Failure to adhere to the obligation to make the equity threshold declarations required by law and the Articles of Incorporation, shall lead to disqualification of the stock for voting under Article L. 233-14 of the Code of Commercial Law at the request of one or more shareholders holding together at least 0.5% of the share capital of the Company.

Article 14

Information published and disseminated by the Company

Through an announcement published in the BALO (Bulletin des Annonces Légales et Obligatoires / Bulletin for judicial and mandatory notices), and a press release in the form of a financial notice published in a journal with national coverage and in an English-language financial publication, the Company shall inform the shareholders and the general public when 45% of the share capital or voting rights are held, directly or indirectly, by shareholders other than French nationals in the meaning of the present Article, and when the share in the equity or voting rights held by such shareholders falls below this level.

For the purposes of implementation of the present Articles of Incorporation, the following are considered to be French nationals:

•	private individuals with French nationality,

•	Legal entities or other entities and groups whose equity is not held in the majority or effectively controlled by foreign private individuals or interests.

This notice shall specify the share of equity or voting rights thus held, directly or indirectly, by shareholders other than French nationals. It shall also indicate whether the Company is envisaging the use of the formal demand procedure for which Article L. 360-2 of the Code of Civil Aviation provides.

Article 15

Formal demand for assignment following registration of shares

The Company is authorised, subject to the conditions and time limits specified by Articles L. 360-2 to L. 360-4 and R.360-1 to R.360-5 of the Code of Civil Aviation, to issue formal demands to certain of its shareholders requiring the assignment of all or part of their stock.

Such entitlement to issue formal demands relates first and foremost to shareholders other than nationals of Member States of the European Community and States party to the agreement on the European Economic Area or any other agreement whose scope is equivalent in terms of air transport.

The shares covered by such formal demands shall be determined by their chronological order of registration in the name of the holder, following application of the priority criterion specified in the preceding paragraph and beginning with the most recently registered.

In the event that, following application of the rules defined in the preceding two paragraphs, several shareholders hold a number of shares registered at the same date in the books of the Company and exceeding the balance of the shares to which the same formal demand procedure is to be applied, such balance shall be split between those shareholders in proportion to the shares concerned.

The formal demand for assignment of stock may be implemented in one or more phases for so long as, in the light of the information available to the Company and the assignments already effected, the fraction of the share capital or voting rights held by shareholders other than French nationals in the meaning of Article 14 continues to stand at 45% or more.

A formal demand shall be deemed to have been duly issued when sent by letter sent registered or certified mail, return receipt requested, or by any equivalent means to the holder appearing in the registers of the Company, including cases where the stock is registered in the name of an intermediary on behalf of the owner of the stock, and to the address appearing in this register or, where applicable, to the address where domicile has been elected.

The formal demand shall include a restatement of the provisions of Articles L. 360-1 to L. 360-4 and R. 360-1 to R. 360-5 and the information given pursuant to Article R. 360-2 of the Code of Civil Aviation. It shall indicate the number of shares which the shareholder is required to assign to others and contains a reminder of the time limit of fifteen days following publication of the notice for which Article R. 360-2 provides, specifying that the Company is envisaging use of the formal demand procedure.

Shareholders receiving such formal demands shall inform the Company without delay of the execution of the assignments required of them.

Article 16

Sale or assignment of excess stock

In the event that a shareholder does not assign his stock within two months of the date of the formal demand sent in the manner and within the time limits specified by Articles L. 360-2, L. 360-3, R. 360- and R. 360-3 of the

Code of Civil Aviation, the Chairman of the Board of Directors may issue a writ of summons for injunctive relief in the High Court (Tribunal de Grande Instance) of Paris, seeking the appointment by the Court of a body for which provision is made in Article L. 531-1 of the Monetary and Financial Code with the task of carrying out the sale or assignment in the manner specified in Article L. 360-4 of the Code of Civil Aviation.

The writ of summons shall be deemed to have been duly served at the address of the shareholder or shareholders concerned as shown in the register of shareholders or, where applicable, at the address at which domicile has been elected in compliance with Article L. 360-1 of the Code of Civil Aviation.

The writ must be accompanied by a copy of the notices specified in R. 360-2 of the Code of Civil Aviation, a copy of the formal demand, and a certified copy of an extract from the register of shareholders showing that the shares concerned have not been assigned despite expiry of the time limit of two months stipulated in the first paragraph of the present Article.

As from the date of designation of the body specified in the first paragraph of the present Article, the stock in the possession of the holder in breach may no longer be sold or assigned other than under the conditions laid down in Article L. 360-4 of the Code of Civil Aviation, and they shall be stripped of the voting rights normally attaching to them.

TITLE III

MANAGEMENT OF THE COMPANY

Article 17

The board of directors

The Company shall be governed by a board of directors with between 3 and a maximum of 18 members.

I—Composition of the board of directors

The board shall have two categories of directors:

1)	Directors appointed directly by the ordinary shareholders’ meeting.

A legal entity may be appointed as a director. Upon its appointment or cooptation, it shall be required to appoint a permanent representative.

2)	Pursuant to Article L. 225-23 of the French Commercial Code, directors representing the staff of the Company and its affiliates within the meaning of Article L 225-180 of the French Commercial Code and who are shareholders of the Company within the meaning of Article L. 225-102 French Commercial Code. Said directors are appointed from among the Company’s or its affiliates’ staff, pursuant to a decision of an ordinary shareholders’ meeting.

There shall be 2 such directors, comprising:

•	A representative of the Company’s and/or its affiliates’ staff who is a member of the technical flight crew category of staff;

•	A representative of the Company’s and/or its affiliates’ staff who is a member of the “other employees” category.

Representation of the Company’s and its affiliates’ staff is subject to them holding at least 2% of the share capital.

The status and terms for electing these directors representing the Company’s and its affiliates’ staff are set forth in Articles L.225-23 of the French Commercial Code, as well as in applicable regulations and these articles of association.

These directors are not taken into account when determining the minimum and maximum number of directors mentioned in the first paragraph of this article.

II—Terms for appointing directors representing the Company’s and its affiliates’ staff

Directors representing the Company’s and its affiliates’ staff shall be appointed by a shareholders’ meeting.

The director representing the technical flight crew category of the Company’s and its affiliates’ staff shall be appointed from among the candidates elected by technical flight crew staff.

The director representing the “other employees” category of the Company’s and its affiliates’ staff shall be appointed from among the candidates elected by other employees.

1/ Nomination of candidates

The timetable for nominating candidates, the terms and conditions for drawing up a list of candidates and the terms and conditions of the meeting or consultation with the Company’s and its affiliates’ staff, that are not specified in legislation or regulations or in these articles of association, shall be determined by the chairman of the board of directors by no later than one month before the shareholders’ meeting.

All candidates must be nominated by their own category of the Company’s and its affiliates’ staff as per the following terms:

a)	The supervisory board of the company mutual fund(s) (fonds commun de placement d’entreprise) governed by sub-section 8 of chapter IV, section 1 of the French Monetary and Financial Code, which hold(s) shares in the Company, must, when exercising the voting rights attached to such shares, nominate at least one candidate on its board, upon the referral of the chairman of the board of directors, to be selected from among the members representing employee shareholders. If there is more than one company mutual fund, the supervisory boards exercising the voting rights attached to the shares in the Company must appoint one or more mutual candidates.

b)	The chairman of the board of directors shall hold a meeting or written consultation with each category of the Company’s and its affiliates’ staff directly exercising the voting rights attached to shares in the Company, that are held directly or via a company mutual fund governed by sub-section 8 of chapter IV, section 1 of the French Monetary and Financial Code, in order to have them designate, from the list of candidates for directorships prepared in advance, the candidates to be presented at the shareholders’ meeting.

This nomination shall depend on the number of votes cast or voting rights attached to the shares held by each voter; only candidates obtaining at least 5% of the voting rights held by all of the Company’s and its affiliates’ staff and to be consulted according to the above procedure shall be presented at the shareholders’ meeting.

The Company’s and its affiliates’ staff shall have a reasonable delay as from the date of receipt of the list the affiliates’ staff who are shareholders in the Company and standing as a candidate, in which to issue their decision in writing. This delay is determined by the chairman of the board.

Any employee shareholder who does not respond within the given deadline shall be considered as having abstained.

c)	For each of the above nomination terms (a and b), a report shall be drawn up indicating the candidates nominated by the supervisory boards of the company mutual fund(s) and/or the number of voting rights obtained by each of the candidates standing for election by the Company’s and its affiliates’ staff directly exercising the voting rights attached to their shares. A list of all validly nominated candidates shall be drawn up. This list must include at least two candidates for the directorship allocated to each of the two categories mentioned in 2) paragraph I of this article. The reports and the list of candidates shall be attached to the notice of the shareholders’ meeting called to appoint the directors representing the Company’s and its affiliates’ staff.

2/ Terms of appointment by the ordinary shareholders’ meeting

At the ordinary shareholders’ meeting, a separate vote shall be held to appoint the representative of each of the two categories of the Company’s and its affiliates’ staff. The candidate for each of the categories who obtains the largest number of votes by the shareholders present or represented at the ordinary shareholders’ meeting shall be appointed as a director representing the category of the Company’s or its affiliates’ staff to which he belongs.

If the votes are split or if no candidates receive any votes, the candidate who has been employed with the Company for the longest shall be elected.

3/ Renewal or replacement upon expiration of the term of office

The first shareholders’ meeting after expiration of the terms of office of the directors representing the Company’s or its affiliates’ staff or after an office becomes vacant due to a director’s death, resignation, removal or departure from the Company, shall replace such director under the terms set forth herein.

In the event of a vacant office, the director’s replacement shall be appointed for the remainder of his predecessor’s term of office.

The shareholders’ meeting cannot appoint a representative of the Company’s and its affiliates’ staff until the report submitted by the board of directors pursuant to Article L.225-102 of the French Commercial Code states that the Company’s and its affiliates’ staff hold more than 2% of the Company’s share capital.

Article 18

Directors’ terms of office

The term of office of each director shall be six years. That term may be renewed.

Article 19

Directors’ shares

Each director must own at least 10 shares throughout his or her term of office.

Shares held by directors shall be registered in their names.

If on the date of appointment a director does not own the required number of shares or if during his or her term of office a director ceases to own that number, the situation must be rectified within three months, failing which the director is deemed to have resigned.

Article 20

Decisions of the board of directors

The board of directors shall meet at the registered office or at any other place indicated in the notice of the meeting, and as often as necessary for the Company’s interests.

Board of directors’ meetings shall be convened by any means, even orally, by the chairman of the board of directors, unless legal provisions specify otherwise.

However, in the event of the chairman’s death or incapacity, or in the event that he is temporarily unavailable, a board of directors’ meeting may be convened by a directeur général délégué (vice managing director) or by the directeur général (managing director) if the positions of chairman of the board of directors and directeur général are not held by the same person.

Decisions shall be taken in accordance with the quorum and majority requirements set forth by law; and the chairman of the meeting shall have the casting vote in the event of a tie.

For the purposes of calculating the quorum and majority, directors participating in board meetings by videoconference, whose nature and terms and conditions of application comply with regulatory provisions, shall be deemed to be present.

The board of directors may adopt company rules and guidelines setting out the terms and conditions of its organisation and operations as well as the terms and conditions for translating into English any documents or information necessary to allow the directors to perform their duties.

Article 21

Powers of the Board

The Board of Directors shall determine the focuses of the activities of the Company and shall ensure that the corresponding policies are implemented. Without prejudice to the powers expressly vested in general meetings of shareholders and within the limits set by the definition of the object of the undertaking of the Company, the Board may examine any issue relevant to the proper functioning of the Company and shall settle through its decisions matters concerning it.

The Board of Directors shall carry out the inspections and verifications it deems to be appropriate. All directors shall receive the information necessary to the accomplishment of their official duties and may require the production of all and any documents they consider to be of use.

The Board of Directors may confer upon one or more of its members or third parties, who may or may not be shareholders in the Company, all and any special authorisations for one or more specific purposes. The Board may decide to set up committees entrusted with the task of studying issues that the Board or its Chair may lay before them for their opinion. The Board shall determine the memberships and remits of such committees, the proceedings of which shall be conducted under the Board’s responsibility.

Article 22

General management

The general management of the Company shall be the responsibility of either the Chairman of the Board of Directors or another private individual appointed by the Board of Directors and given the title of General Manager.

The Board of Directors shall choose between the two forms of general management for the Company as described in the first paragraph. The shareholders of the Company and third parties shall be informed of the choice made in accordance with the regulations in force.

The Board of Directors may modify this choice at a later date on condition that it informs third parties and the shareholders in accordance with the regulations in force.

Article 23

Chairman of the board of directors

The chairman of the board of directors shall be appointed from among the board members for the term of his directorship.

The chairman of the board of directors shall represent, organise and lead the board’s work and report thereon to the shareholders’ meeting. He shall ensure that the Company’s bodies work properly and, in particular, that the directors are able to perform their duties.

In the event of the chairman’s death or incapacity or in the event that he is temporarily unavailable, the board of directors may delegate a director to carry out the chairman’s duties, for a term lasting until the appointment of a new chairman (in case of death) or for a limited and renewable term set by the board should the chairman be temporarily unavailable or incapacitated.

When the chairman of the board of directors is also in charge of the Company’s general management (i.e., also holds the position as directeur général), the provisions of Article 24 shall apply to him.

The board of directors shall also determine the chairman’s remuneration.

The board of directors may appoint a vice chairman and determine the term of such appointment, provided that it does not exceed the term of his directorship.

Article 24

Directeur général (managing director)

The directeur général shall be vested with the broadest powers to act in all circumstances on behalf of the Company. He shall exercise these powers within the scope of the Company’s corporate purpose and subject to the powers expressly granted to shareholders’ meetings and to the board of directors by law.

He shall represent the Company in its relations with third parties.

The board of directors shall determine the directeur général’s remuneration.

The board of directors may remove the directeur général from office at any time.

Article 25

Deputy General Managers

Acting in response to a proposal made by the General Manager, the Board of Directors may appoint one or more private individuals with the task of assisting the General Manager, under the title “Deputy General Manager”.

The maximum number of Deputy General Managers is five.

In agreement with the General Manager, the Board of Directors shall determine the extent and the term of the powers vested in such Deputy General Managers. Deputy General Managers shall enjoy the same powers as the General Manager in the eyes of third parties.

The Board of Directors shall determine the remuneration due to Deputy General Managers.

Acting in response to a proposal made by the General Manager, the Board of Directors may remove the Deputy General Manager(s) from office at any time.

Where the General Manager ceases or is unable to perform his duties, the Deputy General Managers shall retain, unless otherwise determined by the Board, their powers and duties until such time as a new General Manager has been appointed.

Article 26

Age limit applicable to senior managers of the Company

The Chairman, General Manager and Deputy General Manager(s) may perform their duties for a duration set by the Board of Directors, provided however that such duration cannot exceed, where applicable, their term of office as director nor, in any event, the date of the ordinary general meeting of shareholders held to approve the financial statements for the financial year in which they will have reached the age of 70.

Article 27

Remuneration due to senior managers and directors

1.	The remuneration due to the Chairman of the Board of Directors, the General Manager and the Deputy General Manager(s) shall be determined by the Board of Directors. The amount of such remuneration may be fixed and/or proportional.

2.	Members of the Board may obtain reimbursement of their travelling and subsistence expenses and any out-of-pocket expenditure incurred by them in pursuit of the interests of the Company.

3.	Directors may receive remuneration for their duties in the form of a fixed annual sum in director’s fees, the total amount of which shall be determined by a General Meeting of shareholders and subsequently allocated among the directors by the Board of Directors as it sees fit.

Article 28

Observers

Upon the proposal of the board of directors, the ordinary general meeting of shareholders may appoint observers, whose number shall not exceed ten.

The observers shall be chosen from among or outside of the shareholders.

They shall be appointed for a term of 5 years, to end upon the close of the general meeting of shareholders called to approve the accounts for the fiscal year that is held in the year during which their term of office expires.

The duties of observers may be brought to an end at any time in the same manner as their appointment.

In the event that any observers come to be replaced, the new observers shall remain in office only until the normal date of expiry of the term of their predecessors.

Article 29

Strategic Management Committee

For a period of three years, a strategic management committee shall be formed within the Company whose membership, remit and functioning shall be defined in contractual agreements signed between the Company and Koninklijke Luchtvaart Maatschappij NV.

On expiry of the period of three years to which reference is made in paragraph 1 of the present Article, the Chairman of the Board of Directors may decide to maintain the strategic management committee in existence, to disband it or to make changes to it.

TITLE IV

STATUTORY AUDITORS

Article 30

An ordinary general meeting of shareholders shall appoint, for the term of office, subject to the conditions and charged with the tasks required by law, one or more principal statutory auditors and one or more alternate statutory auditors.

TITLE V

GENERAL MEETINGS OF SHAREHOLDERS

Article 31

General meetings of shareholders shall be convened and shall proceed subject to the conditions laid down in law.

Such meetings shall be held at the registered office of the Company or at any other location specified in the Notice of Meeting.

General meetings shall be chaired by the Chairman of the Board of Directors or, in his absence, by a director specifically designated for that purpose by the Chairman. Failing this, the meeting shall appoint its own chair.

All shareholders are entitled, on production of evidence of their identity, to participate in general meetings, by attending personally, by returning the postal voting form, or by appointing a proxy, subject to the following conditions:

•	either the shareholder or the intermediary to which reference is made in the third paragraph of Article L. 228-1 of the Code of Commercial Law must be duly entered in the share registers maintained by the Company,

•	or a certificate testifying to the withdrawal from availability up to the date of the general meeting of bearer shares entered on account must be sent to the venue indicated in the Notice of Meeting.

The above formalities must be completed at least five days before the date of the general meeting.

Shareholders participating in the General Meeting by means of a system of videoconferencing or any other telecommunications system, where the nature and conditions of use comply with regulatory provisions, shall be deemed to be present for the purposes of calculation of quorum and majority.

TITLE VI

FINANCIAL YEAR—COMPANY RESULTS

Article 32

Financial Year

The financial year of the Company shall begin on 1 April and end on 31 March of each calendar year.

Article 33

Company Results

The Board of Directors shall maintain proper accounts of all transactions conducted by the Company and shall draw up annual financial statements and annual consolidated financial statements in compliance with the law, regulations and standards in force.

After approving the accounts and formally noting the existence of a profit available for distribution, the general meeting of shareholders may resolve to allocate such profit to one or more reserve funds, over the assignment and use of which it has control, to carry that profit over to future years, or to distribute it. Any surplus distributed shall be shared among the shareholders in proportion to their equity rights in the Company.

General meetings of shareholders have the power to grant to any shareholder, for part or all the dividend paid out, and for interim dividends, a choice between payment of such final or interim dividend in cash or in shares.

TITLE VII

DISSOLUTION—LIQUIDATION

Article 34

Dissolution

The Board of Directors may, at any time and for any reason, propose to an extraordinary general meeting of shareholders the early dissolution of the Company or the extension of its term.

Article 35

Liquidation

The Company may be placed in liquidation in compliance with the provisions contained in the Code of Commercial Law.

Any liquidation surplus shall be shared among the shareholders in proportion to the number of shares held by each.

TITLE VIII

DISPUTES

Article 36

Disputes arising in relation to the operations of the Company during its term or liquidation, whether between the shareholders or between the shareholders and the Company, shall be laid before the competent Commercial Court.